ADMINISTRATIVE and ACCOUNTING SERVICES AGREEMENT

   AGREEMENT dated as of this 23rd day of May, 2003, by and between The Integrity Funds (the "Fund"), a Delaware business trust and ND Resources, Inc., a North Dakota corporation.

   In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

   1. The Fund hereby appoints ND Resources, Inc. to provide administrative and accounting services for the benefit of the Fund and its shareholders. Such services may include, but are not limited to, bond interest and amortization accruals, daily fee accruals, security valuation, calculation of daily net asset value, calculation of a daily dividend rate, and preparation of semi-annual and annual reports.

   ND Resources Inc. accepts such appointment and agrees during such period to render such services and to assume the obligations herein set forth for the compensation herein provided. ND Resources Inc. shall for all purposes herein provided be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.
ND Resources Inc., by separate agreement with the Fund, may also service the Fund in other capacities. In carrying out its duties and responsibilities hereunder, ND Resources Inc. may contract with various firms to provide certain of the administrative and accounting services described herein. Such firms shall at all times be deemed to be independent contractors retained by ND Resources Inc. and not the Fund. ND Resources Inc. and not the Fund will be responsible for the payment of compensation to such firms for such services.

   2. For the services and facilities described in Section 1, each Fund will pay to ND Resources, Inc. at the end of each calendar month an accounting services fee equal to the sum of (i) $2,000 per month and (ii) 0.05% of the Fund's average daily net assets on an annual basis for the Fund's first $50 million of average daily net assets, 0.04% of the Fund's average daily net assets on an annual basis for the Fund's next $50 million of average daily net assets, 0.03% of the Fund's average daily net assets on an annual basis for the Fund's next $100 million of average daily net assets, 0.02% of the Fund's average daily net assets on an annual basis for the Fund's next $300 million of average daily net assets, and 0.01% of the Fund's average daily net assets on an annual basis for the Fund's average daily net assets in excess of $500 million, together with reimbursement of out-of-pocket expenses. An additional accounting services fee of $500 per month will be charged by ND Resources, Inc. for each additional share class. Each Fund will also pay to ND Resources, Inc. a monthly administrative services fee calculated at the rate of 0.20% of average daily net assets with a minimum of $2,000 per month plus out-of-pocket expenses. Each Fund will pay an additional minimum fee of $500 per month for each additional share class. For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the Agreement is in effect during such month and year, respectively. The services of ND Resources, Inc. to the Fund under this Agreement are not to be deemed exclusive, and ND Resources, Inc. shall be free to render similar services or other services to others.

   The net asset value for each share of the Fund shall be calculated in accordance with the provisions of the Fund's current prospectus. On each day when net asset value is not calculated, the net asset value of a share of the Fund shall be deemed to be the net asset value of such a share as of the close of business on the last day on which such calculation was made for the purpose of the foregoing computation.

   3. The Fund shall assume and pay all charges and expenses of its operations not specifically assumed or otherwise to be provided by ND Resources, Inc. under this Agreement.

   4. This Agreement may be terminated at any time without the payment of any penalty by the Fund or by ND Resources, Inc. on sixty (60) days written notice to the other party. Termination of this Agreement shall not affect the right of ND Resources, Inc. to receive payments on any unpaid balance of the compensation described in Section 2 hereof earned prior to such termination. This Agreement may not be amended to increase the amount to be paid to ND Resources, Inc. for services hereunder without the vote of the Board of Trustees of the Fund. All material amendments to this Agreement must in any event be approved by vote of the Board of Trustees of the Fund.

   5. If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

   6. Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for the receipt of such notice.

   7. All parties hereto are expressly put on notice of the Fund's Agreement and Declaration of Trust and all amendments thereto, all of which are on file with the Delaware Secretary of State, and the limitation of the shareholder and trustee liability contained therein. This Agreement has been executed by and on behalf of the Fund by its representatives as such representatives and not individually, and the obligations of the Fund hereunder are not binding upon any of the trustees, officers or shareholders of the Fund individually but are binding upon only the assets and property of the Fund.

   8. This Agreement shall be construed in accordance with applicable federal law and (except as to Section 7 hereof which shall be construed in accordance with the laws of The State of Delaware) the laws of the State of North Dakota.

   IN WITNESS WHEREOF, the Fund and ND Resources, Inc. have caused this Agreement to be executed as of the day and year first above written.




By/s/ Robert E. Walstad                             By/s/ Robert E. Walstad
  ----------------------                              ----------------------
Title: President                                    Title: President